GREENS WORLDWIDE INCORPORATED
1809 East Broadway #125
Oviedo, Florida 32765
(757) 572-9241
Via Edgar

September 24, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: Greens Worldwide Incorporated

Request to Withdraw Registration Statement on Form SB-2 (RW)
SEC File Number: 333-129682

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Greens Worldwide Incorporated (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-129682), which was originally filed with the Securities and Exchange Commission (the "Commission") on November 14, 2005, along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (757) 572-9241, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

By /s/ R. Thomas Kidd
R. Thomas Kidd Chief Executive Officer